Exhibit 99.1
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

SECURITIES AND EXCHANGE COMMISSION,
Plaintiff,
v.	C.A. No. H-07-1408
BAKER HUGHES INCORPORATED and ROY FEARNLEY
Defendants.

FINAL JUDGMENT AS TO DEFENDANT BAKER HUGHES
INCORPORATED
     The Securities and Exchange Commission having filed a Complaint and Defendant Baker Hughes Incorporated (“Baker Hughes”) having entered a general appearance; consented to the Court’s jurisdiction over Baker Hughes and the subject matter of this action; consented to entry of this Final Judgment without admitting or denying the allegations of the Complaint (except as to jurisdiction); waived findings of fact and conclusions of law; and waived any right to appeal from this Final Judgment:
I.
     IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Baker Hughes and Baker Hughes’ agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Final Judgment by personal service or otherwise are permanently restrained and enjoined from violating, directly or indirectly, Section 30A of the

Securities Exchange Act of 1934 (the “Exchange Act”) [15 U.S.C. 78dd-l], by use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value to —
(1) any foreign official for purposes of —
(A)(i) influencing any act or decision of such foreign official in his official capacity, (ii) inducing such foreign official to do or omit to do any act in violation of the lawful duty of the official, or (iii) securing any improper advantage; or
(B) inducing such foreign official to use his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist such issuer in obtaining or retaining business for or with, or directing business to, any person;
(2) any foreign political party or official thereof or any candidate for foreign political office for purposes of —
(A)(i) influencing any act or decision of such party, official, or candidate in its or his official capacity, (ii) inducing such party, official, or candidate to do or omit to do an act in violation of the lawful duty of such party, official, or candidate, or (iii) securing any improper advantage; or
(B) inducing such party, official, or candidate to use its or his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist in obtaining or retaining business for or with, or directing business to, any person; or
(3) any person, while knowing that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any foreign official, to any foreign political party or official thereof, or to any candidate for foreign political office, for purposes of —
(A)(i) influencing any act or decision of such foreign official, political party, party official, or candidate in his or its official capacity, (ii) inducing such foreign official, political party, party official, or candidate to do or omit to do any act in violation of the lawful duty of such foreign official, political party, party official, or candidate, or (iii) securing any improper advantage;
(B) inducing such foreign official, political party, party official, or candidate to use his or its influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist such issuer in obtaining or retaining business for or with, or directing business to, any person.
II.
     IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Baker Hughes and Baker Hughes’ agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Final Judgment by personal service or otherwise are permanently restrained and enjoined from violating Sections 13(b)(2)(A) and

13(b)(2)(B) of the Exchange Act [15 U.S.C. §§78m(b)(2)(A) and 78m(b)(2)(B)] by failing, or causing the failure of any issuer having a class of securities registered pursuant to Section 12 of the Exchange Act [15 U.S.C. § 781] or that is required to file reports pursuant to Section 15(d) of the Exchange Act [15 U.S.C. § 78o(d)], to:
(A) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflected its transactions and dispositions of its assets; or
(B) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for its assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
III.
     IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Baker Hughes and Baker Hughes’ agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this final judgment by personal service or otherwise are permanently restrained and enjoined from, knowingly circumventing or knowingly failing to implement a system of internal accounting controls, or knowingly falsifying, or directly or indirectly falsifying or causing to be falsified, any book, record, or account described in Section 13(b)(2) of the Exchange Act [15 U.S.C. § 78m(b)(2)], in violation of Section 13(b)(5) of the Exchange Act [15 U.S.C. § 78m(b)(5)].
IV.
     IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, within forty-five (45) days after the date of entry of this Final Judgment, unless otherwise extended by the staff for good cause shown, Baker Hughes undertakes and agrees to certify to the staff of the Commission (the “Initial Certification”), in writing and under penalty of perjury, that it has established systems, policies, and procedures reasonably designed to achieve compliance with the federal securities laws and rules concerning the Foreign Corrupt Practices Act, codified at Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act [15 U.S.C. §§ 78m(b)(2)(A) and (B) and 78dd-1] (the “FCPA”). Baker Hughes shall submit the Initial Certification to Richard W. Grime, Assistant Director, Division of Enforcement, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C., 20549-4631.
     Within sixty (60) days after the date of entry of this Final Judgment, Baker Hughes shall at its own expense retain a qualified independent compliance consultant (the “Compliance Consultant”), not unacceptable to the staff of the Commission, to review Baker Hughes’ policies and procedures as they relate to compliance with the books-and-records, internal accounting controls, and anti-bribery provisions of the FCPA. This review and evaluation shall include an assessment of those policies and procedures as actually implemented in practice.
     Baker Hughes shall cooperate fully with the Consultant in this review. The Compliance

Consultant shall have the authority to take such reasonable steps, in the Compliance Consultant’s view, as necessary to be fully informed about the operations of Baker Hughes within the scope of his or her responsibilities under this Final Judgment. To that end, Baker Hughes shall provide the Compliance Consultant with access to files, books, records, personnel (including agents) that fall within the scope of his or her responsibilities under this Final Judgment, provided that Baker Hughes shall not be obligated to provide the Compliance Consultant with files, books and records that are protected by the attorney-client privilege or work product doctrine and that are not the subject of a non-waiver of privilege agreement with the Commission. However, if the Compliance Consultant requests access to materials or information that Baker Hughes reasonably believes to be protected by the attorney-client privilege or work product doctrine, Baker Hughes shall in good faith consider that request, and shall consider whether providing access would assist the Compliance Consultant in performing his or her duties. It shall be a condition of the Compliance Consultant’s retention that the Compliance Consultant is independent of Baker Hughes and that no attorney-client relationship shall be formed between them.
     The Compliance Consultant shall assess whether Baker Hughes’ policies and procedures are reasonably designed to detect and prevent violations of the FCPA. After initial consultations with Baker Hughes and the Commission staff, the Compliance Consultant shall prepare an initial work plan for his or her assignment, which shall be submitted to Baker Hughes and the Commission staff. In order to conduct an effective review and to fully understand any existing deficiencies in controls, policies, and procedures related to the FCPA, the Compliance Consultant’s initial work plan shall include such steps as are necessary to develop an understanding of the facts and circumstances surrounding the violations described in the Complaint. The initial work plan shall also include, without limitation, steps necessary (i) to develop an understanding of the facts and circumstances surrounding the violations described in the Commission’s September 12, 2001 cease-and-desist Order against Baker Hughes (In the Matter of Baker Hughes Incorporated, Admin. Proc. No. 3—10572 (September 12, 2001)); and (ii) to review the implementation of Baker Hughes’ FCPA policies and procedures on a global basis (without limitation to those countries described in the complaint). Any disputes between Baker Hughes and the Compliance Consultant with respect to the work plan, which is not resolved within forty-five (45) days after receipt of the work plan by Baker Hughes, shall be decided by the Commission staff in its sole discretion.
     In connection with this assessment, the Compliance Consultant shall issue a written report, within one hundred fifty (150) days after being retained, setting forth the Compliance Consultant’s assessment and making recommendations reasonably designed to improve Baker Hughes’ policies and procedures for ensuring compliance with the FCPA. Baker Hughes shall require that the Compliance Consultant provide the report to Baker Hughes’ Board of Directors and contemporaneously transmit a copy to Richard Grime, Assistant Director, Division of Enforcement, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. The Compliance Consultant may extend the time period for issuance of the report with prior written approval of the Commission staff.
     Within one hundred twenty (120) days after receiving the report, Baker Hughes shall adopt all recommendations in the report of the Compliance Consultant; provided, however, that within sixty (60) days after receiving the report, Baker Hughes shall advise, in writing, the Compliance Consultant and the Commission staff of any recommendations that it considers to be unduly burdensome, impractical or costly, and shall propose an alternative policy, procedure or system designed to achieve the same objective or purpose. As to any alternative policy, procedure or system that the Compliance Consultant agrees should be implemented, the Compliance Consultant shall notify Baker Hughes, in writing, of its agreement and Baker Hughes shall adopt the alternative policy, procedure or system within ninety (90) days of receipt of such notice. As to any recommendation on which Baker Hughes and the Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within sixty (60) days after Baker Hughes serves the written advice. In the event Baker Hughes and the Compliance Consultant are unable to agree on an alternative proposal within this period, Baker Hughes shall abide by the determinations of the Compliance Consultant, and shall adopt and implement those recommendations deemed appropriate by the Compliance Consultant within ninety (90) days after final agreement or determination by the Compliance Consultant- With respect to any recommendation that the Compliance Consultant determines cannot reasonably be implemented within one hundred twenty (120) days after receiving the report, the Compliance Consultant may extend the time period for implementation with prior written approval of the Commission staff.
     In undertaking the assessment, the Compliance Consultant shall formulate conclusions based on sufficient evidence obtained through, among other things, (i) inspection of documents, including, but not limited to, all of Baker Hughes’ policies and procedures relating to Baker Hughes’ anti-bribery compliance program; (ii) onsite observation of Baker Hughes’ systems and procedures, including Baker Hughes’ internal controls, recordkeeping and internal audit procedures; (iii) meetings with and interviews of Baker Hughes employees, officers, directors and any other relevant persons; and (iv) analyses, studies and testing of Baker Hughes’ anti-bribery compliance program. In undertaking such assessment and reviews, the Compliance Consultant, at his or her own discretion, may rely, to a reasonable extent and after reasonable inquiry, on reports, studies, and analyses issued or undertaken by other consultants hired by Baker Hughes prior to the date of this Final Judgment.
     To the extent the Compliance Consultant, during the course of his or her assessment, discovers that corrupt, or potentially corrupt, payments or transfers of property or interests may have been offered, promised, paid, or authorized to a foreign official by any Baker Hughes entity or person, or any entity or person working directly or indirectly for Baker Hughes, the Compliance Consultant shall promptly (but, in any event, in no more than ten (10) days) report such payments or transfers to Baker Hughes’ Corporate Compliance Officer, to its Audit Committee, its outside counsel, and the Commission staff for further investigation. Further, in the event that any Baker Hughes entity or person, or any entity or person working directly or indirectly for Baker Hughes, refuses to provide information necessary for the performance of the Compliance Consultant’s responsibilities, the Compliance Consultant shall disclose that fact to the Commission staff. Baker Hughes shall not take any action to retaliate against the Compliance Consultant for such disclosures. The Compliance Consultant is not precluded from reporting other criminal or regulatory violations discovered in the course of performing his or her duties, in the same manner as described above.
     Baker Hughes shall require the Compliance Consultant to enter into an agreement with Baker Hughes that provides that for the period of engagement and for a period of two years from completion of the engagement, the Compliance Consultant shall not enter into any additional employment, consultant, attorney-client, auditing or other professional relationship with Baker Hughes, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity. The agreement will also provide that the Compliance Consultant will require that any firm with which he or she is affiliated or of which he or she is a member, and any person engaged to assist the Compliance Consultant in performance of his or her duties under this Final Judgment shall not, without prior written consent of the Securities and Exchange Commission’s Division of Enforcement, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Baker Hughes, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement. To ensure the independence of the Compliance Consultant, Baker Hughes shall not have the authority to terminate the Compliance Consultant without the prior written approval of the Commission staff.
     Baker Hughes already has in place a “Blue Ribbon Panel” that was established in 2002 to assist Baker Hughes in instituting company-wide FCPA policies and procedures that would constitute best practices in its industry. The Compliance Consultant shall in good faith engage and consult with the Blue Ribbon Panel during his or her review, including considering appropriate alternative policy, procedure or system suggestions or recommendations that the Blue Ribbon Panel may make after submission of the Compliance Consultant’s report. The Compliance Consultant shall not, however, be bound to incorporate any suggestions or recommendations from the Blue Ribbon Panel in his or her report.
V.
     IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Baker Hughes is liable for disgorgement of $19,944,778, representing profits gained as a result of the conduct alleged in the Complaint, together with prejudgment interest thereon in the amount of

$3,133,237.41, for a total of $23,078,015.41. Baker Hughes shall satisfy this obligation by paying $23,078,015.41 within ten (10) business days after entry of this Final Judgment by certified check, bank cashier’s check, or United States postal money order payable to the Securities and Exchange Commission. The payment shall be delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Mail Stop 0-3, Alexandria, Virginia 22312, and shall be accompanied by a letter identifying Baker Hughes Incorporated as a defendant in this action; setting forth the title and civil action number of this action and the name of this Court; and specifying that payment is made pursuant to this Final Judgment. A copy of the cover letter and money order or check shall also be sent to Richard W. Grime, Assistant Director, Division of Enforcement, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-4631. By making this payment, Baker Hughes relinquishes all legal and equitable right, title, and interest in such funds, and no part of the funds shall be returned to Baker Hughes.
VI.
     IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that Baker Hughes shall pay a civil penalty in the amount of $10,000,000.00 pursuant to Section 21(d) of the Exchange Act. Baker Hughes shall make this payment within ten (10) business days after entry of this Final Judgment by certified check, bank cashier’s check, or United States postal money order payable to the Securities and Exchange Commission. The payment shall be delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Mail Stop 0-3, Alexandria, Virginia 22312, and shall be accompanied by a letter identifying Baker Hughes Incorporated as a defendant in this action; setting forth the title and civil action number of this action and the name of this Court; and specifying that payment is made pursuant to this Final Judgment. A copy of the cover letter and money order or check shall also be sent to Richard W. Grime, Assistant Director, Division of Enforcement, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-4631.
VII.
     IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein, and that Baker Hughes shall comply with all of the undertakings and agreements set forth therein.
VIII.
     IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Final Judgment.
IX.
     There being no just reason for delay, pursuant to Rule 54(b) of the Federal Rules of Civil Procedure, the Clerk is ordered to enter this Final Judgment forthwith and without further notice.

Dated: May 1, 2007
UNITED STATES DISTRICT JUDGE

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